Investment Managers Series Trust II

235 West Galena Street

Milwaukee, Wisconsin 53212

June 24, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894)

Request for Withdrawal of Post-Effective Amendment No. 180

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), Investment Managers Series Trust II (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 180 (“Amendment No. 180”) to the Trust’s Registration Statement on Form N-1A. Amendment No. 180 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001398344-19-005489) on March 25, 2019 to introduce one new series of the Trust: the BlueSky International ESG Fund (the “Fund”). In response to the Staff’s request, we are requesting withdrawal of Amendment No. 180. No securities of the Fund have been sold in connection with the filing.

If you have any questions or require further information, do not hesitate to contact Diane Drake at (626) 385-5777.

Sincerely,

/s/CARMEN M. CASTILLO-ANDINO
Carmen M. Castillo-Andino

Investment Managers Series Trust II